AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 23, 2020
                                                    1933 ACT FILE NO. 333-236510
                                                    1940 ACT FILE NO. 811- 03763

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            _______________________

                           REGISTRATION STATEMENT ON
                                    FORM S-6
                                AMENDMENT NO. 1
                            ________________________

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
                      SECURITIES OF UNIT INVESTMENT TRUSTS

                           REGISTERED ON FORM N-8B-2

     A.   EXACT NAME OF TRUST: GUGGENHEIM DEFINED PORTFOLIOS, SERIES 2007

     B.   NAME OF DEPOSITOR: GUGGENHEIM FUNDS DISTRIBUTORS, LLC

     C.   COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                       Guggenheim Funds Distributors, LLC
                             227 West Monroe Street
                            Chicago, Illinois 60606

     D.   NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

     Copies to:

    AMY LEE, ESQ.                                        ERIC F. FESS, ESQ.
    Vice President and Secretary                         Chapman and Cutler LLP
    Guggenheim Funds Distributors, LLC                   111 West Monroe Street
    227 West Monroe Street                               Chicago, Illinois 60603
    Chicago, Illinois  60606                             (312) 845-3000
    (630) 505-3700


It is proposed that this filing will become effective (check appropriate box)

[_]  immediately upon filing pursuant to paragraph (b)

[_]  on (date) pursuant to paragraph (b)

[_]  60 days after filing pursuant to paragraph (a)(1)

[_]  on (date) pursuant to paragraph (a)(1) of rule 485

[_] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

E. TITLE OF SECURITIES BEING REGISTERED: Units of fractional undivided beneficial interest.

F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of the Registration Statement.

[_]  Check box if it is proposed that this filing will become effective on
     (date) at (time) pursuant to Rule 487.

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The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                  PRELIMINARY PROSPECTUS DATED MARCH 23, 2020

           GUGGENHEIM DEFINED PORTFOLIOS, SERIES 2007 (the "Series")

                     Strategic Income Portfolio, Series 109
                           ("Strategic Income Trust")
           Discount Opportunity Strategy Portfolio of CEFs, Series 18
                  ("Discount Opportunity Strategy CEFs Trust")

                           (A Unit Investment Trust)

     The above-referenced Series is comprised of the Strategic Income Portfolio, Series 109 and Discount Opportunity Strategy Portfolio of CEFs, Series 18, (each a "trust" and together the "trusts").

     The attached final prospectuses for the prior series of the trusts are hereby used as the preliminary prospectus for the above-referenced Series. The narrative information and structure of the attached final prospectuses will be substantially similar to that of the final prospectus for this Series. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not available as of this date and will be different because each series has a unique portfolio. Accordingly, the information contained herein with regard to the previous series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous series.

     The registration statement relating to the units of this Series is not complete, may be changed and is not yet effective. Information contained herein is subject to completion or amendment. The units of this Series may neither be sold nor may an offer to buy such units be accepted prior to the time the registration statement becomes effective. This prospectus shall neither constitute an offer to sell nor be considered a solicitation of an offer to buy the units. There shall be no sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

     For purposes of the Strategic Income Trust, incorporated herein by reference is the final prospectus for Guggenheim Defined Portfolios, Series 1974 (Registration No. 333-235263) as filed January 6, 2020, which shall be used as the preliminary prospectus for such Strategic Income Trust. For purposes of the Discount Opportunity CEFs Trust, incorporated herein by reference are portions of the final prospectus for Guggenheim Defined Portfolios, Series 1963 (Registration No. 333-234394) as filed December 6, 2019, which shall be used as the preliminary prospectus for such Discount Opportunity CEFs Trust.

                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                       CONTENTS OF REGISTRATION STATEMENT

     A. Bonding Arrangements of Depositor:

     The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

                     INSURER/POLICY NO.                       AMOUNT

               National Union Fire Insurance
            Company of Pittsburgh, Pennsylvania
                          5692790                           $4,000,000

     This Amendment to the Registration Statement comprises the following papers and documents.

         The Facing Sheet
         The Prospectus
         The Signatures
         Consents of Counsel
         Exhibits

     The following exhibits:

     1.1  Reference Trust Agreement (to be supplied by amendment).

   1.1.1  Standard Terms and Conditions of Trust (Reference is made to Exhibit
          1.1.1 to Amendment No. 2 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 116 (File No. 333-72828) filed on December 18, 2001).

     2.1 Code of Ethics (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Claymore Securities Deferred Portfolios, Series 213 (File No. 333-122184) filed on February 9, 2005).

     3.1 Opinion of counsel as to legality of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     3.2 Opinion of counsel as to Federal and New York Income tax status of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     3.3 Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     4.1 Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).

     6.0 Powers of Attorney authorizing Amy Lee to execute the Registration Statement. (Reference is made to Exhibit 6.0 to Amendment No. 1 to the Registration Statement on Form S-6 for Guggenheim Defined Portfolios, Series 2001 (File No. 333-236113) filed on January 28, 2020).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Guggenheim Defined Portfolios, Series 2007 has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Chicago, and State of Illinois, on the 23rd day of March, 2020.

                          GUGGENHEIM DEFINED PORTFOLIOS, SERIES 2007, Registrant

                               By: GUGGENHEIM FUNDS DISTRIBUTORS, LLC, Depositor

                                                                 By: /s/ Amy Lee
                                                                 ---------------
                                                                         Amy Lee
                                                    Vice President and Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Amended Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

     SIGNATURE*                          TITLE                                   DATE
                                                                             )
                                                                             )   By:    /s/ Amy Lee
                                                                             )          -----------
                                                                             )          Amy Lee
                                                                             )          Attorney-in-Fact*
                                                                             )
JERRY W. MILLER*                         Chief Executive Officer and         )          March 23, 2020
                                         President of Guggenheim Funds       )
                                         Distributors, LLC                   )
                                                                             )
DOMINICK COGLIANDRO*                     Chief Operating Officer of          )          March 23, 2020
                                         Guggenheim Funds Distributors,      )
                                         LLC                                 )
                                                                             )
JULIE JACQUES*                           Treasurer of Guggenheim Funds       )          March 23, 2020
                                         Distributors, LLC                   )
                                                                             )
JULIE JACQUES*                           Principal Financial Officer of      )          March 23, 2020
                                         Guggenheim Funds Distributors,      )
                                         LLC                                 )

FARHAN SHARAFF                           Chief Investment Officer of
                                         Guggenheim Funds Distributors,
                                         LLC

/s/ Amy Lee                              Vice President and Secretary of                March 23, 2020
-----------                              Guggenheim Funds Distributors,
AMY LEE                                  LLC

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* Executed copies of the related powers of attorney were filed as Exhibit 6.0 to Amendment No. 1 to the Registration Statement of Guggenheim Defined Portfolios, Series 2001 on January 28, 2020.

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

                       CONSENT OF CHAPMAN AND CUTLER LLP

     The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibits 3.1 and 3.2 to the Registration Statement.

                        CONSENT OF DORSEY & WHITNEY LLP

     The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibit 3.3 to the Registration Statement.

                                   MEMORANDUM

                 Re: Guggenheim Defined Portfolios, Series 2007

     The list of securities comprising the trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trust in the fund and the statement of financial condition of the new fund will be filed by amendment.

                                    1940 ACT

                             FORMS N-8A AND N-8B-2

     Form N-8A and Form N-8B-2 were filed in respect of Guggenheim Defined Portfolios, Series 718 (and subsequent series) (File No. 333-169214).

                                    1933 ACT

                                 THE INDENTURE

     The form of the proposed Standard Terms and Conditions of Trust is expected to be in all respects consistent with the form of the Standard Terms and Conditions of Trust dated December 18, 2001 relative to Claymore Securities Defined Portfolios, Series 116.

                                                          CHAPMAN AND CUTLER LLP

Chicago, Illinois
March 23, 2020